Exhibit 2.4

ASSET PURCHASE AGREEMENT

BETWEEN

INPLAY TECHNOLOGIES, INC.

AND

MEMTRON TECHNOLOGIES CO.

DATED AS OF OCTOBER 28, 2008

CONTENTS

1. Definitions	1
2. Purchase and Sale of Assets	5
2.1 Purchase and Sale	5
2.2 Excluded Assets	8
2.3 Assumption of Liabilities	8
2.4 Excluded Liabilities	9
2.5 Instruments of Sale and Transfer	10
2.6 Further Assurances	11
3. Purchase Price	11
3.1 Purchase Price	11
3.2 Supplemental Purchase Price	11
3.3 Purchase Price Adjustment	12
3.4 Allocation of Purchase Price	13
4. Closing	14
4.1 Closing Date	14
5. Representations and Warranties of Seller	14
5.1 Organization, Good Standing, etc	14
5.2 Corporate Authority	14
5.3 No Conflict	14
5.4 Consents and Approvals	15
5.5 Financial Statements	15
5.6 Absence of Certain Changes or Events	16
5.7 Taxes	16
5.8 Property	16
5.9 Equipment	17
5.10 [Reserved]	17
5.11 Contracts	17
5.12 Claims and Legal Proceedings	17
5.13 [Reserved]	18
- i -

5.14 Patents, Trademarks and Intellectual Property	18
5.15 Inventory	19
5.16 No Adverse Events	19
5.17 Product Warranties	19
5.18 Compliance With Law	20
5.19 Permits and Qualifications	20
5.20 Employee Plans	20
5.21 [Reserved]	21
5.22 Brokerage	21
5.23 Absence of Questionable Payments	21
5.24 Customers and Suppliers	21
5.25 Assets Complete	21
5.26 Full Disclosure	21
6. Representations and Warranties of Buyer	22
6.1 Organization, Good Standing, Power, etc	22
6.2 Transaction Documents	22
6.3 No Conflict	22
6.4 Claims and Legal Proceedings	22
6.5 Brokerage	23
6.6 Governmental Authorizations	23
6.7 Sufficient Funds	23
6.8 Revenue Recognition Policies	23
7. Certain Covenants	23
7.1 Access	23
7.2 Assignment of Contracts	23
7.3 Conduct of Business Prior to Closing	24
7.4 Covenants to Satisfy Conditions	25
7.5 Employees	25
7.6 Employee Benefit Matters	25
8. Conditions Precedent to Obligations of Buyer	25

- ii -

8.1 No Injunction or Litigation	25
8.2 Representations, Warranties and Covenants	25
8.3 No Adverse Changes	26
8.4 Consents and Approvals	26
8.5 Delivery of Documents	26
9. Conditions Precedent to Obligations of Seller	27
9.1 No Injunction or Litigation	27
9.2 Representations, Warranties and Covenants	27
9.3 Transfer Documents	27
10. Certain Post-Closing Covenants	27
10.1 Further Assurances	27
10.2 Books and Records	28
10.3 Product Orders; Payment on Accounts	28
10.4 Use of Name	28
10.5 Post-Closing Cooperation	28
10.6 Warranty Obligations	29
11. Taxes and Costs; Apportionments	29
11.1 Transfer Taxes	29
11.2 Transaction Costs	29
11.3 Apportionments	29
12. Survival and Indemnification	29
12.1 Survival	29
12.2 Indemnification by Seller	30
12.3 Indemnification by Buyer	30
12.4 Threshold and Time Limitations	31
12.6 Proportional Liability for Losses	33
12.7 Election of Remedies	33
12.8 Specific Performance	33
12.9 No Rights of Setoff	33
12.10 Exclusive Remedies	33
- iii -

13. Termination	34
13.1 Termination	34
13.2 Effect of Termination	34
14. Miscellaneous	34
14.1 Confidentiality Obligations of Seller Following the Closing	34
14.2 Public Announcements	35
14.3 Severability	35
14.4 Modification and Waiver	35
14.5 Notices	35
14.6 Assignment	36
14.7 Captions	36
14.8 Entire Agreement	36
14.9 No Third-Party Rights	37
14.10 Counterparts	37
14.11 Governing Law	37
14.12 Bulk Sales	37

EXHIBITS

Exhibit	2.5(a)	Bill of Sale and Assignment
Exhibit	2.5(b)	Assignment and Assumption Agreement
Exhibit	8.6(c)	Assignment of Trademarks
Exhibit	8.6(d)	Assignment of Patents
Exhibit	8.6(f)	Assignment of Domain Names

- iv -

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "Agreement") is made as of the 28th day of October, 2008, by and between InPlay Technologies, Inc., a Nevada corporation (the "Seller") and Memtron Technologies Co., a Delaware corporation ("Buyer").

RECITALS

A.        Seller desires and intends to sell substantially all of Seller's operating assets and other rights primarily used in the Business (as defined below), at the price and on the terms and conditions herein set forth.

B.        Buyer desires and intends to purchase substantially all of the operating assets and other rights primarily used in the Business and to assume certain of the operating liabilities relating to such operations, at the price and on the terms and conditions herein set forth.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the parties hereby agree as follows:

1.        Definitions

As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

1.1       "Affiliate":  of any Person (the "Subject") means any other Person which, directly or indirectly, controls or is controlled by or is under common control with the Subject.  "Control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.2       "Agreement":  This Agreement and all Schedules and Exhibits hereto.

1.3       "Assets":  As defined in Section 2.1.

1.4       "Assignment and Assumption Agreement":  As defined in Section 2.5.

1.5       "Assumed Liabilities":  As defined in Section 2.3.

1.6       "Balance Sheet Date":  as defined in Section 5.5.

1.7       "Bill of Sale":  As defined in Section 2.5.

1.8       "Business":  The business, operations and activities of Seller relating to electronic switch products including membrane, pushbutton, slider and rotor switches and mouse and cursor controls, including, but not limited to, the research, development, manufacture, use, marketing, promotion, sale and distribution thereof.  Without limiting the foregoing, "Business" shall include the operation of the Assets.

1.9       "Cash Purchase Price":  As defined in Section 3.1.

1.10      "Claim":  Any claim, demand, cause of action, suit, proceeding, arbitration, hearing or investigation.

1.11      "Closing":  The consummation of the purchase and sale of the Assets under this Agreement.

1.12      "Closing Date":  The date upon which the Closing becomes effective.

1.13      [Reserved]

1.14      "Code":  The Internal Revenue Code of 1986, as amended, and all regulations and rulings promulgated thereunder, as in effect from time to time.

1.15      "Contract":  Any written (or to the Knowledge of Seller, oral) contract, agreement, lease, license, grant of immunity from suit in regard to intellectual property rights, commitment, arrangement, purchase or sale order, or undertaking, to which Seller is a party and which relate to the Business, including, but not limited to, those set forth on Schedule 2.1.6.

1.16      "Disclosure Memorandum":  That certain Disclosure Memorandum dated as of the date hereof and delivered by Seller to Buyer on the date hereof in connection with this Agreement.

1.17      [Reserved]

1.18      "Employee Benefit Plan":  Any employee benefit plan, program, policy, practice, contract, agreement, fund or other arrangement (including any "employee benefit plan," as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral or funded or unfunded, (i) sponsored, maintained or contributed to by Seller or to which Seller is a party, (ii) covering or benefiting any current or former officer, employee, agent, director or independent contractor of Seller (or any dependent or beneficiary of any such individual), or (iii) with respect to which Seller has any obligation or liability.

1.19      "ERISA":  The Employee Retirement Income Security Act of 1974, as amended, and all regulations and rulings promulgated thereunder, as in effect from time to time.

1.20      "Encumbrance":  Any security interest, mortgage, lien, charge, option, easement, license, adverse claim or restriction of any kind, including, but not limited to, any restriction on the use, transfer, voting, receipt of income or other exercise of any attributes of ownership.

1.21      "Environment":  The air, ground (surface and subsurface) or water (surface and groundwater).

1.22      "Environmental Law":  Any federal, state or local law, statute, rule, ordinance or regulation or any common law pertaining to the Environment, including, but not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act of 1986; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401-7626; the Federal Water Pollution Control Act and Federal Clean Water Act of 1977, as amended, 33 U.S.C. § 1251 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 135 et seq.; the Federal Environmental Pesticide Control Act, the Federal Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Federal Safe Drinking Water Act, 42 U.S.C. § 300(f) et seq.; and the Emergency Planning and Community Right-To-Know Act of 1986, 42 U.S.C. § 11001 et seq.

1.23      "Excluded Assets":  As defined in Section 2.2.

1.24      "Excluded Liabilities":  As defined in Section 2.4.

1.25      "Facilities":  The real property situated in Scottsdale, Arizona where Seller conducts the Business, and all plants, buildings, structures, improvements, machinery and equipment located thereon.

1.26      "Financial Statements":  As defined in Section 5.5.

1.27      "GAAP":  As defined in Section 5.5.

1.28      "Governmental Body":  Any federal, state or other court or governmental body, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any regulatory or taxing authority thereunder, domestic or foreign.

1.29      "Hazardous Materials":  Any hazardous or toxic substances, materials and wastes, including those substances included in the definitions of "Hazardous Substances," "Hazardous Materials," "Toxic Substances," "Hazardous Waste," "Solid Waste," "Pollutant," or "Contaminant" in any Environmental Law and the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., and in the regulations promulgated pursuant to those laws; those substances listed in the United States Department of Transportation Table (49 C.F.R. § 172.101 and any amendments thereto); such other substances, materials and wastes which are regulated or are classified as hazardous or toxic by any Governmental Body; and asbestos, polychlorinated biphenyls and oil and petroleum products or by-products.

1.30      "HIPAA":  The Health Insurance Portability and Accountability Act of 1997, as amended.

1.31      "indemnified party":  As defined in Section 12.5.

1.32      "indemnifying party":  As defined in Section 12.5.

1.33      "Intellectual Property":  As defined in Section 2.1.4.

1.34      "Inventory":  The inventories of Seller described in Section 2.1.3.

1.35      "IRS":  The United States Internal Revenue Service.

1.36      "Judgment":  Any judgment, order, award, writ, injunction or decree of any Governmental Body or arbitrator.

1.37      "Knowledge of Seller":  The actual knowledge of Steven Hanson, Timothy Kuhn, William Rowland and Mark Sokolowski together with the knowledge such persons would have if they conducted a reasonable inquiry with respect to the subject matter.

1.38      "Loss":  Any loss, damage, Judgment, debt, liability, obligation, fine, penalty, cost or expense (including, but not limited to, any legal and accounting fee or expense), whether or not relating to personal injury, property damage, public or worker health, welfare or safety or the Environment and whether or not relating to violations of or liability under any Environmental Law.

1.39      "Material Adverse Effect":  Any circumstance, change or effect that is or is reasonably expected to be materially adverse to the business, assets, financial condition, results of operations or business prospects of the Business taken as a whole.

1.40      "Misrepresentation Claims":  As defined in Section 12.4.

1.41      "Permit":  Any permit, license, approval, certification, authorization, consent, registration, endorsement or qualification of any Governmental Body or any other person or entity (including, but not limited to, any customer).

1.42      "Permitted Encumbrances":  Assessments for Taxes not yet due and payable.

1.43      "Person":  Any individual, corporation, partnership, limited liability company, firm, joint venture, association, trust, unincorporated organization, Governmental Body or other entity.

1.44      "Personal Property":  As defined in Section 5.8.

1.45      "Products":  Any and all of the Pushgate, thiNcoder Rotor, MagnaMouse, Slider and related Duraswitch components Seller now sells or developed, manufactured or sold during the past five years or is developing, related to the Business and all raw materials and intermediates utilized in the manufacture of the foregoing.

1.46      "Purchase Price":  As defined in Section 3.1.

1.47      [Reserved]

1.48      "Remedial Action":  Any investigation, site assessment, monitoring or other evaluation of conditions relating to the Environment at a site, or any clean-up, treatment, containment, removal, restoration, corrective action or remedial work involving any Hazardous Materials.

1.49      "Tax" or "Taxes":  (i) Any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts, and including any liability for taxes of a predecessor entity.

1.50      "Tax Return":  Any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment or supplement thereof required to be filed with any taxing authority.

1.51      "Third-Party Claim":  As defined in Section 12.5.

1.52      "Threshold":  As defined in Section 12.4.

1.53      "Transaction Documents":  Any and all of the agreements and documents referenced in Sections 8 and 9.

1.54      "2008 Balance Sheet":  As defined in Section 5.5.

1.55      "transfer":  As defined in Section 2.1.

1.56      "warranty costs":  As defined in Section 5.17.

2.        Purchase and Sale of Assets

2.1       Purchase and Sale

Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver (collectively, "transfer"), or cause to be transferred, to Buyer, free and clear of all Encumbrances (except for Permitted Encumbrances), and Buyer shall purchase and acquire, all of Seller's right, title and interest in and to all of the assets and rights (collectively, the "Assets") of every type and description, substantially used in, relating to or customarily associated with, the Business, whether tangible or intangible, real, personal or mixed, wherever located and whether or not reflected on the books and records of Seller, including, but not limited to, the following assets and rights (but excluding the Excluded Assets):

2.1.1     Equipment

All machinery, equipment, furniture, computer hardware, fixtures, tooling and other tangible personal property owned by Seller and employed primarily or exclusively in or customarily associated with the Business, including, without limitation, the personal property described in Schedule 2.1.1 to the Disclosure Memorandum, and all rights to the warranties received from the manufacturers and distributors of all such personal property and fixtures and any related claims, credits, rights of recovery and setoffs with respect to such personal property and fixtures.

2.1.2     Equipment and Other Personal Property Leases

All of Seller's right, title and interest in, to and under the leases and rental agreements in respect of equipment or other tangible personal property employed primarily or exclusively in or customarily associated with the Business, including, without limitation, those leases and agreements described in Schedule 2.1.2 to the Disclosure Memorandum.

2.1.3     Inventory

All inventory, wherever located, including raw materials, work-in-process, packaging, finished goods, spare parts and shop and production supplies, produced by or employed in the Business("Inventory"), including, without limitation, the types of Inventory described in Schedule 2.1.3 to the Disclosure Memorandum (which Schedule sets forth raw materials, finished goods and other Inventory as of June 30, 2008, except inventory acquired or disposed of in the ordinary course of business, by net book value and location), the Inventory with respect to which the parties are taking an Inventory adjustment in Section 3.3(b) and all rights of Seller to the warranties received from suppliers and distributors and any related claims, credits, rights of recovery and setoffs with respect to any such Inventory.

2.1.4     Intellectual Property

All information (whether or not protectible by patent, copyright or trade secret rights) and intellectual property rights possessed or owned by Seller as of the Closing Date, and all right, title and interest of Seller in, to and under licenses, sublicenses or like agreements providing Seller any right or concession to use any information or intellectual property, and, in each case, employed primarily or exclusively in or customarily associated with the Business, including without limitation all domain names, trade names, trademarks, service marks, art work, packaging, plates, emblems, logos, insignia and copyrights, including all common law rights, and their registrations and applications, and all goodwill associated therewith, all domestic and foreign patents and patent applications, all inventions, technology, know-how, trade secrets, manufacturing processes, formulae, drawings, designs, systems, forms, technical manuals, data, computer programs, product information and development work-in-progress and all documentary evidence of any of the foregoing, including, without limitation, the trademarks, patents, service marks, copyrights and tradenames, or applications for any of the foregoing, including those described in Schedule 2.1.4 to the Disclosure Memorandum (collectively, the "Intellectual Property").

2.1.5     Permits

All Permits primarily related to the operation of the Business as of the Closing Date, to the extent actually assignable or transferable, including, without limitation, those described in Schedule 2.1.5 to the Disclosure Memorandum.

2.1.6     Contract Rights and Other Intangible Assets

All of Seller's right, title and interest in, to and under all contracts and agreements, purchase orders, sales orders, sale and distribution agreements, supply and processing agreements and other instruments and agreements relating to the operation of the Business as of the Closing Date, and all goodwill associated with the Business, including, without limitation, Seller's right, title and interest in, to and under the contracts, agreements and other assets described in Schedule 2.1.6 to the Disclosure Memorandum.

2.1.7     Books and Records

Except for Seller's corporate and tax records, including, without limitation, minute books and shareholder records, all of Seller's books and records (including all discs, tapes and other media-storage data and information) relating primarily or exclusively to the operation of the Business, including, without limitation, the books and records described in Schedule 2.1.7 to the Disclosure Memorandum.

2.1.8     Other Records, Manuals and Documents

All of Seller's mailing lists, customer lists, supplier lists, vendor data, marketing information and procedures, sales and customer files, advertising and promotional materials, current product material, equipment maintenance records, warranty information, records of plant operations and the source and disposition of materials used and produced in such plants, standard forms of documents, manuals of operations or business procedures and other similar procedures, and all other information of Seller relating primarily or exclusively to or customarily associated with the operation of the Business as of the Closing Date.

2.1.9     Insurance Proceeds

All insurance proceeds paid or payable to Seller in respect of any damage to or destruction or loss of any assets or rights of Seller reflected on the Schedules referred to in this Section 2.1, including any assets of Seller that, as far as could reasonably be foreseen, would have been included in the Assets but for such damage, destruction or loss.

2.1.10    Receivables

All accounts receivable generated by or related to the Business whether reflected on the Interim Balance Sheet or subsequently created (the "Receivables").  Schedule 2.1.10 to the Disclosure Memorandum contains a list of all the Receivables as of the date of this Agreement.

2.2       Excluded Assets

Seller and Buyer expressly understand and agree that Seller is not transferring to Buyer pursuant to this Agreement any of the following assets or rights of Seller (the "Excluded Assets").

2.2.1     Tax Refunds

Seller's rights to refunds of Taxes paid with respect to the Business for periods (or portions thereof) ending prior to the Closing Date.

2.2.2     Cash and Equivalents

Seller's cash, bank deposits or similar cash and cash equivalent items existing as of the Closing Date.

2.2.3     Excluded Contracts

All of Seller's right, title and interest in, to and under all contracts and agreements described in Schedule 2.2.3 to the Disclosure Memorandum (the "Excluded Contracts").

2.2.4     Other Excluded Assets

All other assets of Seller described in Schedule 2.2.4 to the Disclosure Memorandum.

2.3       Assumption of Liabilities

Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of Closing, to assume the obligations and liabilities of Seller (the "Assumed Liabilities") described below:

(a)       All liabilities and obligations of Seller arising under the Contracts from and after the Closing Date;

(b)       Any liabilities and obligations relating to or arising out of any products manufactured or services rendered, by the Business after the Closing Date; and

(c)       Any liabilities arising in connection with the operation of the Business, the Products or the Assets under federal, state, local or foreign environmental or health laws after the Closing Date.

2.4       Excluded Liabilities

Buyer shall not assume any liabilities other than the Assumed Liabilities, nor shall it assume any of the following obligations or liabilities, which shall remain obligations and liabilities of Seller (all obligations and liabilities not assumed by Buyer herein are called the "Excluded Liabilities"):

2.4.1     Facilities

Any payables, claims, liabilities, fines, rents and contractual and other obligations, contingent or otherwise, in any way relating to the Facilities, if any.

2.4.2     Taxes

Except as otherwise provided in this Agreement, any liabilities for Taxes of Seller or accruing in, relating to or arising out of periods (or portions thereof) ending on or prior to the Closing Date.

2.4.3     Litigation

Any claim, Judgment, penalty, settlement agreement or other obligation to pay in respect of any Claim that is pending or threatened in writing prior to the Closing Date, including, but not limited to, those listed in Schedule 5.12 to the Disclosure Memorandum.

2.4.4     Claims

All claims, liabilities or other obligations that relate to injuries, actions, omissions, conditions or events that occurred or existed on or prior to the Closing Date, whether based on any act or omission of Seller, in connection with the operation of the Business.

2.4.5     Warranties

Seller's liabilities and obligations pursuant to warranties (express or implied) to customers for products received and inspected or shipped by Seller prior to the Closing Date.

2.4.6     Environmental Liability

All claims and liabilities arising out of or relating to (a) the treatment, storage or disposal prior to the Closing Date of Hazardous Materials by Seller or any other person (including, without limitation, any previous owner, lessor or sublessor) on or at the Facilities or any other real property previously owned, leased, subleased or used by Seller in the operation of the Business; (b) releases of Hazardous Materials on, at or from any assets or properties, including, without limitation, the Facilities, owned, leased, subleased or used by Seller in the operation of the Business at any time such assets or properties were owned, leased, subleased or used by Seller in the operation of the Business; (c) generation or transportation of Hazardous Materials by Seller in the operation of the Business; and (d) releases of Hazardous Materials by any person (including, without limitation, any previous owner, lessee or sublessee) on or from the Facilities prior to Seller's ownership or use thereof.

2.4.7     Severance Costs

Any severance payment obligations or other costs associated with terminating employees of Seller, wherever located, resulting from any termination or cessation of employment occurring on or prior to the Closing Date, from whatever source such obligations and costs arise, including, without limitation, contractual obligations, notices to employees, employment manuals, course of dealings, past practices, obligations relating to Section 280G or 4999 of the Code, or otherwise.  Nothing in this section shall be deemed to violate any obligation under the Workers' Adjustment and Retraining Notification Act of 1988 or its state law equivalent.

2.4.8     Employee Expenses

Any liabilities or obligations with respect to any Employee Benefit Plan or any obligations or liabilities with respect to accrued payroll, bonuses, hourly and salary vacation pay, workers compensation liability, year-end profit sharing, state disability tax, hourly and salary profit sharing, fringe benefits or other employee benefits with respect to or that relate to the Business for periods of employment on or prior to the Closing Date.

2.4.9     Claims and Adjustments

All liabilities and obligations relating to or in respect of (a) return of merchandise sold by the Business prior to the Closing Date or (b) offset payments with respect to sales on or after the Closing Date against claims on merchandise sold by the Business prior to the Closing Date, in each case by reason of alleged overshipments, missed delivery dates, incorrect quantities or otherwise, or with respect to merchandise in the hands of customers under an understanding that such merchandise would be returnable.

2.4.10    Other

All liabilities and obligations in respect of any Excluded Asset.

2.5       Instruments of Sale and Transfer

On or prior to the Closing Date, Seller shall deliver to Buyer and Buyer shall deliver to Seller, as the case may be, such instruments of sale and assignment as shall, in the reasonable judgment of Buyer and Seller, be effective to vest in Buyer on the Closing Date all of Seller's right, title and interest in and to the Assets and to evidence the assumption of the Assumed Liabilities by Buyer, including, without limitation, a Bill of Sale and Assignment substantially in the form of Exhibit 2.5(a) (the "Bill of Sale") and an Assignment and Assumption Agreement substantially in the form of Exhibit 2.5(b) (the "Assignment and Assumption Agreement").  Seller shall take all reasonable additional steps as may be necessary to put Buyer in possession and operating control of the Assets at the Closing, and Buyer shall take all reasonable additional steps as may be necessary for it to assume the Assumed Liabilities at the Closing.

2.6       Further Assurances

From time to time following the Closing, Buyer and Seller shall execute and deliver, or cause to be executed and delivered, to the other such additional instruments of conveyance and transfer and evidences of assumption as such party may reasonably request or as may be otherwise necessary or desirable to carry out the purposes of this Agreement.

3.        Purchase Price

3.1       Purchase Price

The aggregate purchase price for the Assets shall be the sum of One Million Six Hundred Eighteen Thousand Five Hundred One Dollars ($1,618,501), subject to adjustment pursuant to Section 3.3 (the "Cash Purchase Price"), plus the Supplemental Purchase Price determined in accordance with Section 3.2 below (the "Supplemental Purchase Price", and together with the "Cash Purchase Price", the "Purchase Price").  The Cash Purchase Price shall be payable by Buyer to Seller via wire transfer at the Closing.

3.2       Supplemental Purchase Price

The Supplemental Purchase Price shall be calculated and paid as follows:

(a)       On or before March 1, 2010 Buyer will deliver to Seller the “Supplemental Purchase Price Report”, which shall be a calculation of the Supplemental Purchase Price, including reasonable detail of the revenue associated with the Assets generated between the Closing and December 31, 2009 (the "Measurement Period").  The delivery by Buyer of the calculation of the Supplemental Purchase Price provided by this Section 3.2(a) shall be accompanied by a wire transfer from Buyer to Seller of the amount of the Supplemental Purchase Price.

(b)       If the Qualified Revenue during the Measurement Period is equal to or greater than One Million Dollars ($1,000,000) but less than One Million Eight Hundred Fifty-Three Thousand Dollars ($1,853,000), the Supplemental Purchase Price shall be equal to Three Hundred Twenty Thousand ($320,000) plus $562.72 for each $1,000 of Qualified Revenue.  If the Qualified Revenue during the Measurement Period is greater than or equal to One Million Eight Hundred Fifty-Three Thousand Dollars ($1,853,000), the Supplemental Purchase Price shall be equal to Eight Hundred Thousand Dollars ($800,000).

(c)       For purposes of this Section 3.2, the term "Qualified Revenue" shall be understood to mean the gross revenues generated by the Assets and the Business during the Measurement Period; provided, however, that all revenue generated during the Measurement Period from the existing OEM Business (and growth of the same) between Seller and Buyer and its Affiliates will be excluded.  Schedule 3.2 of the Disclosure Memorandum sets forth a list of the existing OEM Business as of the date of this Agreement.  Notwithstanding the foregoing, any business currently conducted by licensees of Duraswitch other than Memtron shall be included in Qualified Revenue regardless of whether such revenue is generated by Memtron or any other licensee during the Measurement Period.

(d)       The Qualified Revenue shall be determined in accordance with GAAP, consistent with Buyer's revenue recognition policies.  If Seller disputes the calculation of the Supplemental Purchase Price, Buyer shall afford Seller reasonable access to its books and records for purposes of examining the calculation of the Supplemental Purchase Price.  Each of Buyer and Seller shall bear their own costs and expenses associated with any such examination undertaken by the Seller.  If such an examination does not resolve the dispute, it shall be resolved pursuant to the provisions of Section 3.3 (d) and Section 3.3(e).

3.3       Purchase Price Adjustment

(a)       Within sixty (60) days after the Closing Date, Seller shall prepare and deliver to Buyer a statement of its calculation of the Inventory and Receivables as of Closing Date, calculated in accordance with GAAP (the "Closing Statement of Assets ").  Seller shall cooperate with Buyer in connection with and shall furnish to Buyer all such information as Buyer may reasonably require, used in Seller’s preparation of the Closing Statement of Assets.  In the event that the Closing Date does not occur at a financial week or month end for accounting purposes, the parties shall agree on mutually acceptable roll forward or roll back procedures.

(b)       Subject to Buyer's right to dispute the Closing Statement of Assets as described in Section 3.3(d), below, the Cash Purchase Price shall be reduced (by the shortfall) or increased (by the excess) on a dollar-for-dollar basis by the amount that the aggregate Inventory (net of an agreed inventory adjustment of $34,169) and Receivables disclosed in the Closing Statement of Assets differs from $291,370 (the aggregate Inventory and Receivables disclosed in Seller's June 30, 2008 balance sheet).

(c)       If the adjustment under this Section 3.3 results in a reduction in the Cash Purchase Price, Seller shall pay to Buyer the amount of such reduction, by wire transfer of immediately available funds to an account designated by Buyer within five business days after the final determination of the amount of such reduction in the Cash Purchase Price.  If the adjustment under this Section 3.3 results in an increase in the Cash Purchase Price, Buyer shall pay to Seller the amount of such increase, by wire transfer of immediately available funds to an account designated by the Seller within 5 business days after the final determination of the amount of such increase in the Cash Purchase Price.

(d)       If Buyer disagrees with the Closing Statement of Assets or the Seller disagrees with the calculation of Supplemental Purchase Price, Buyer shall notify Seller or the Seller shall notify Buyer, as the case may be, in writing of such disagreement within thirty (30) days after delivery of the applicable report or closing statement, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement.  During the thirty (30) day period of its review, Buyer or Seller, as the case may be shall have reasonable access to any documents, schedules or work papers used in the preparation of the Closing Statement of Assets or the Supplemental Purchase Price Report.

(e)       Buyer and Seller agree to negotiate in good faith to resolve any disagreement with respect to the Closing Statement of Assets or the Supplemental Purchase Price Report.  If Buyer and Seller are unable to resolve all disagreements properly identified by Buyer or Seller pursuant to Section 3.3(d) or otherwise within thirty (30) days after delivery of written notice of such disagreement, then the parties may engage a mediator to resolve such disputes.  In the event mediation does not resolve the disagreement, such disagreement shall be submitted for final and binding resolution to a neutral accounting firm to resolve such disagreements (the "Accounting Arbitrator").  The Accounting Arbitrator shall be independent accounting firm of internationally recognized standing that has not rendered services to either Buyer or Seller, or any Affiliate of either, within twenty four (24) months prior to the date hereof, it being understood that the Detroit office of Moss Adams LLP shall be deemed a neutral accounting firm to resolve such disagreements, and such proceeding shall be lead by any partner in such firm with at least 15 years of audit and assurance experience.  The Accounting Arbitrator will only consider those items and amounts set forth in the Closing Statement of Assets as to which Buyer and Seller have disagreed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and provisions of this Agreement and deliver to Buyer and Seller, as promptly as practicable and in any event within sixty (60) business days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement.  The Accounting Arbitrator shall make its determination based solely on presentations and supporting materials provided by the parties and not pursuant to any independent review.  The determination of the Accounting Arbitrator shall be final and binding upon Buyer and Seller and not subject to appeal.  The fees, expenses and costs of the Accounting Arbitrator shall be allocated by the Accounting Arbitrator between the Buyer and Seller in proportion to the party which was closer to being correct as compared to the total difference between the two parties’ positions.

3.4       Allocation of Purchase Price

The consideration (within the meaning of Code Section 1060) paid by Buyer hereunder shall be allocated among the Assets in accordance with a schedule to be prepared by Buyer.  Buyer shall prepare such schedule reasonably and in good faith and shall deliver a copy to Seller to review and comment on.  Buyer will take into consideration Seller’s comments and will deliver to Seller a final schedule as promptly as reasonably practicable after the Closing, but in no event later than December 31, 2008.  Each party agrees to report the federal, state, local and other Tax consequences of the transactions contemplated by this Agreement and the Transaction Documents in a manner consistent with the agreed upon allocation (including any modifications thereto as a result of any payments or other adjustments made after the Closing Date pursuant to this Section 3) and shall not take any position inconsistent therewith upon examination of any Tax return, in any refund claim, or in any litigation, investigation or otherwise.  Each party shall cooperate with the other party in the filing of Form 8594 with the U.S. Internal Revenue Service.

4.        Closing

4.1       Closing Date

Subject to the terms and conditions of this Agreement, the Closing shall take place at the offices of Perkins Coie LLP, 1201 Third Avenue, Seattle, Washington at 10 a.m. on October 28, 2008, or at such other location or time as the parties may agree and shall be effective as of 12:01 a.m. on the day following the Closing.

5.        Representations and Warranties of Seller

To induce Buyer to enter into and perform this Agreement, Seller represents and warrants to Buyer (which representations and warranties shall survive the Closing as provided in Section 12) all as follows in this Section 5:

5.1       Organization, Good Standing, etc.

Seller is a corporation duly organized, validly existing and in good standing under Nevada law.  Seller has all requisite corporate power and authority to own, operate and lease the Assets and to carry on the Business as now being conducted.  Seller is qualified to do business, and is in good standing in the states where the ownership or lease of real or personal property for use in the operation of the Business requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect.

5.2       Corporate Authority

Seller has full corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and perform its obligations hereunder and thereunder.  The execution and delivery by Seller of this Agreement and the Transaction Documents to which it is a party, its performance of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, and the Transaction Documents to which Seller is a party, when executed and delivered by it, will constitute valid and binding obligations of it, enforceable against it in accordance with their respective terms, except in each case, as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application effecting the rights and remedies of creditors and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

5.3       No Conflict

Except as set forth in Schedule 5.3 to the Disclosure Memorandum, the execution, delivery and performance of this Agreement or the Transaction Documents by Seller and the consummation of the transactions contemplated hereby or thereby will not (a) violate, conflict with, or result in any breach of, any provision of its certificate of incorporation or by-laws; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract or Judgment to which it is a party or by which it is bound or which relates to the Products, the Assets or the Business; or (c) result in the creation of any Encumbrance on any of the Assets; or (d) violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body; or (e) violate or result in the suspension, revocation, modification, invalidity or limitation of any Permits relating to the Products, the Assets or the Business; or (f) give any party with rights under any Contract, Judgment or other restriction to which Seller is a party or by which it is bound or which relates to the Products, the Assets or the Business, the right to terminate, modify or accelerate any rights, obligations or performance under such Contract, Judgment or restriction.

5.4       Consents and Approvals

Except as set forth in Schedule 5.4 to the Disclosure Memorandum, (a) no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Body is required for the execution, delivery and performance by Seller of this Agreement and the Transaction Documents to which it is a party and for the consummation by Seller of the transactions contemplated hereby and thereby, (b) no consent, approval or authorization of any third party is required for the execution, delivery and performance by Seller of this Agreement and the Transaction Documents to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby, and (c) no consent, approval, or authorization of any third party is required for the assignment of any such material Contract to Buyer.

5.5       Financial Statements

(a)       Seller has delivered to Buyer the following financial statements of the Business, (collectively, the "Financial Statements"):  an unaudited balance sheet for the Business (the "2007 Balance Sheet") as of December 31, 2007 (the "Balance Sheet Date"), the related unaudited statements of income for the year then ended, the unaudited interim balance sheet for the Business as of June 30, 2008 (the "Interim Balance Sheet"), and the related unaudited statement of income for the quarterly period then ended.  The Financial Statements were prepared from the books and records kept by Seller for the Business and fairly present, subject to normal year-end adjustments, the financial position of the Business as of their respective dates and the results of operations of the Business for the respective years or periods then ended, in accordance with U.S. generally accepted accounting principles consistently applied ("GAAP").  The foregoing balance sheets reflect all properties and assets, real, personal or mixed, that are used by Seller in the Business and are required to be reflected on such balance sheets pursuant to GAAP.

(b)       All Receivables included in the Assets represent valid and bona fide claims and were acquired or arose in the ordinary course of business.  Such Receivables are and will be fully collectible in the amount set forth on Schedule 2.1.10 (which represents the aggregate net realizable value of such receivables on the date of this Agreement), in the ordinary course of business, without setoff, within 90 days after the day on which such Receivables first become due, to the extent commercially reasonable efforts are made to collect such Receivables.  There is no contest, claim, or right of setoff, under any Contract with any obligor of any accounts receivable relating to the amount or validity of such Receivables.

5.6       Absence of Certain Changes or Events

Except as set forth in Schedule 5.6 to the Disclosure Memorandum, or as consented to in writing by Buyer, since the Interim Balance Sheet Date, and through the Closing Date, Seller has conducted the Business in the ordinary course consistent with Seller's past practice, and has not, with respect to the Business:

(a)       taken any action or entered into or agreed to enter into any transaction, agreement or commitment (other than this Agreement and matters related thereto) not in the ordinary course of business; or

(b)       encumbered or disposed of any assets or made any capital expenditures, except in the ordinary course of business.

5.7       Taxes

(a)       Seller has filed all Tax Returns that it was required to file on a timely basis.  All Taxes of Seller have been timely paid, and, except as reflected in the Financial Statements, Seller has no liability for any Taxes for any periods (or portions thereof) ending prior to the Closing Date except, in each case, any Tax obligations that, if not timely paid by Seller, could not result in (a) an Encumbrance on any of the Assets or (b) the commencement of a Claim against Buyer.

(b)       Seller has withheld and paid all Taxes on a timely basis required to have been withheld and paid over before the Closing Date.  There are no liens on any of the Assets with respect to Taxes, other than liens for Taxes not yet due and payable or the payment of which is being challenged by Seller in good faith.  Seller has no obligation under any Tax sharing, indemnity or allocation agreement or similar agreement or arrangement between it and another person or entity.  Seller has not received and to the Knowledge of Seller, does not have any notice of deficiency or assessment or proposed deficiency or assessment from any Taxing authority related to the Assets.

(c)       Seller is not a party to (or participating employer in) any agreement or Employee Benefit Plan related to the Business or the Transferred Employees that could obligate it or Buyer to make any payment that would constitute an "excess parachute payment," as defined in Section 280G of the Code in connection with the transaction contemplated by this Agreement.  The Business is neither conducted in nor derives income from any state or other jurisdiction other than states for which Tax Returns have been duly filed by Seller.

5.8       Property

(a)       Attached as Schedule 5.8 to the Disclosure Memorandum is a complete and accurate list of all the Facilities and included on Schedules 2.1.1, 2.1.2, 2.1.3, 2.1.4 and 2.1.8 to the Disclosure Memorandum is all personal property (the "Personal Property") owned, leased or rented by Seller for use in the operation of the Business.  Seller has delivered to Buyer true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses of any portion of Personal Property.  The Assets, together with the Facilities (an Excluded Asset), include all property substantially used in the Business as presently conducted.

(b)       Except for Permitted Encumbrances, the Personal Property is free and clear of all liens, mortgages, pledges, deeds of trust, security interest, conditional sales agreements, charges, encumbrances and other adverse claims or interests of any kind, and, other than personal property leased by Seller for use in the operation of the Business and so noted on Schedule 2.1.2, Seller has good and marketable title thereto.

5.9       Equipment

Except as set forth on Schedule 5.9, the machinery, equipment, furniture and other physical assets included in the Assets do not have any mechanical defects, are in good operating condition and repair (except for ordinary wear and tear) and are adequate for the conduct of the Business.  During the past three years, there has not been any significant interruption in the conduct of the Business due to the malfunctioning of any such Assets.

5.10      [Reserved]

5.11      Contracts

Schedule 2.1.6 to the Disclosure Memorandum contains a complete and accurate list of all material Contracts, oral or written, to which Seller is a party and which relate to the operation of the Business, including, without limitation, security agreements, manufacturing agreements, government contracts, instruments relating to the borrowing of money and broker or distributorship agreements.  Except as set forth on Schedule 5.11, all such Contracts are valid and in full force and effect, Seller has performed all material obligations imposed on it thereunder, and there are not, under any of such Contracts, any defaults or events of default on the part of Seller or, to the Knowledge of Seller, any other party thereto.  Seller has not received notice, nor is Seller otherwise aware, that any party to any such material Contract intends to cancel, terminate or refuse to renew such material Contract or to exercise or decline to exercise any option or right thereunder.

5.12      Claims and Legal Proceedings

Except as specifically set forth in Schedule 5.12 to the Disclosure Memorandum, there are no Claims pending or, to the Knowledge of Seller, threatened against Seller with respect to the operation of the Business, before or by any Governmental Body or nongovernmental department, commission, board, bureau, agency or instrumentality or any other person.  To the Knowledge of Seller, there is no valid basis for any Claim, other than as specifically set forth in Schedule 5.12 to the Disclosure Memorandum, adverse to the Business by or before any Governmental Body or nongovernmental department, commission, board, bureau, agency or instrumentality, or any other person.  There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which Seller is a party with respect to the operation of the Business or that involve the transactions contemplated herein.

5.13      [Reserved]

5.14      Patents, Trademarks and Intellectual Property

(a)       Seller is the sole and exclusive owner of the entire right, title and interest in and to, free and clear of any payment obligation or other Encumbrance, all the Intellectual Property that is listed on Schedule 2.1.4 to the Disclosure Memorandum.     Schedule 2.1.4 to the Disclosure Memorandum is an accurate and complete list of all patents, registered trademarks, registered service marks, registered copyrights, domain names, trade names, or applications for any of the foregoing, reflecting dates of filing, issuance or registration, and registration numbers, if applicable, owned by Seller.  No patents, trade names, trademarks, service marks, copyrights, domain names or applications for any of the foregoing, other than those set forth in Schedule 2.1.4 to the Disclosure Memorandum, are or have been used in or are necessary in connection with the Business or such manufacture, use, offer for sale, sale or application of the Products.  All registrations listed in Schedule 2.1.4 to the Disclosure Memorandum are in good standing, subsisting and in full force and effect in accordance with their terms.  The technical information and data and other intellectual property rights to be transferred to Buyer hereunder include all of Seller's technical information, engineering reports and data and other intellectual property rights (including, but not limited to, those of the types referenced in Section 2.1.4) relating to the Business, the manufacture, use, offer for sale, or sale of the Products by or for Seller, the use or application of the Products by customers in accordance with the promotions or recommendations of Seller.  To its Knowledge, Seller owns or has a right to use the Intellectual Property used in the Business.  Seller has not permitted any inventor to retain rights in the Intellectual Property set forth on Schedule 2.1.4 and has not licensed the Intellectual Property set forth on Schedule 2.1.4 from a third party.

(b)       To the Knowledge of Seller, none of the Intellectual Property or Seller's rights thereto are being infringed or otherwise violated by any person or entity.

(c)       The use of the Intellectual Property by Seller or, to the Knowledge of Seller, its licensees (assuming compliance with the terms of the license), the manufacture, use, offer for sale, and sale by or for Seller of the Products, and the use or application of the Products by customers in accordance with promotions or recommendations of Seller, do not infringe or otherwise violate any rights of any person or entity, and there is no pending or, to the Knowledge of Seller, threatened Claim alleging any such infringement or violation.  In addition, there is no pending or, to the Knowledge of Seller, threatened Claim alleging any defect in or invalidity, misuse or unenforceability of, or challenging the ownership or use of or Seller's rights with respect to, any of the Intellectual Property, and there is no basis for any such Claim.  Furthermore, there is no other Claim made by any Person pertaining to the Intellectual Property.  None of the Intellectual Property is subject to any Judgment.

(d)       Other than recordation filings with the U.S. Patent and Trademark Office, the consummation of the transactions contemplated by this Agreement and the Transaction Documents will not alter or impair any of the Intellectual Property, and the Intellectual Property may be transferred to Buyer hereunder without the consent or approval of any other party or Governmental Body.

(e)       To the Knowledge of Seller, the Business does not involve the employment of any person in a manner that violates any noncompetition or nondisclosure agreement that such person entered into in connection with his or her employment or activities at any time prior to employment by Seller.

(f)       Seller is conducting and has conducted the Business in compliance in all material respects with all export control laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body.  Seller has not received any notice alleging that its conduct of the Business violates any such laws, statutes, rules, ordinances or regulations, nor is Seller aware of any basis for any Claim alleging the same.

5.15      Inventory

All items in the inventory reflected in the Interim Balance Sheet or as currently owned by Seller for use in the operation of the Business (a) have been valued in accordance with generally accepted accounting principles, except for normal year-end adjustments and (b) is of a quality and quantity usable and salable in the ordinary course of business in accordance with Seller's past practices, except for those items for which a reserve has been recorded on Seller’s financial statements.

(a)       The Business's inventories of finished Products, raw materials, work in process, and component parts as of June 30, 2008, the approximate quantities thereof, and their location, are set forth in Schedule 2.1.3 to the Disclosure Memorandum.

(b)       To the Knowledge of Seller, there is not any adverse condition affecting the quality or supply or raw materials, supplies, parts and other materials available to the Business that are necessary to manufacture, package or label the Products or are otherwise used in the Business.

5.16      No Adverse Events

Since the Balance Sheet Date there has not been any material adverse change in, or any event, condition or contingency or any damage, destruction or loss (whether or not covered by insurance) that may result in any Material Adverse Effect on the Business.

5.17      Product Warranties

Schedule 5.17 to the Disclosure Memorandum sets forth Seller's warranties currently made with respect to the Products, and current policies with respect to returns of Products in the course of Seller's conduct of the Business.  Except as set forth in Schedule 5.17 to the Disclosure Memorandum, Seller has not made any express product warranties in connection with the sale of the Products.  Schedule 5.17 describes any outstanding Claims or Claims threatened in writing for any warranty costs.  As used above, the term "warranty costs" shall mean costs and expenses associated with correcting, returning or replacing defective or allegedly defective Products, whether such costs and expenses arise out of Claims sounding in warranty, contract, tort or otherwise.

5.18      Compliance With Law

Seller’s operation of the Business is and has been in compliance in all material respects with all laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body and all Judgments applicable to the ownership or operation of the Assets, the conduct of the Business or the sale or export of the Products or any related technical information.  Except as set forth on Schedule 5.18, Seller has not received any written notice of any alleged violation (whether past or present) that it has not remedied as of the date of this Agreement, of any such law, statute, rule, ordinance, regulation or Judgment.  There is no law, statute, rule, ordinance or regulation promulgated by any Governmental Body or any Judgment that materially and adversely affects or is reasonably expected to materially and adversely affect the ability of Seller to own or operate the Assets or to conduct the Business (including, but not limited to, the manufacture, use, marketing, promotion, sale or distribution of the Products) in the same manner as heretofore and currently owned, operated or conducted.

5.19      Permits and Qualifications

All Permits that are required for the ownership or operation of the Assets or the Facilities or the conduct of the Business (including, but not limited to, the manufacture, use, marketing, promotion, sale or distribution of the Products) have been obtained by Seller, are in full force and effect and are listed in Schedule 2.1.5 to the Disclosure Memorandum, with their expiration dates, if any.  Seller is and has been in compliance in all material respects with all such Permits, and Seller has not received any notice of any alleged violation (whether past or present and whether remedied or not) of, nor to the Knowledge of Seller any threat of the suspension, revocation, modification, invalidity or limitation of, any such Permit, nor to the Knowledge of Seller is there any basis for any claim of any such violation or any such threat.

5.20      Employee Plans

Seller does not sponsor, maintain or contribute to, and has never sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or 414(f) of the Code, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(e) of the Code, (iii) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

5.21      [Reserved]

5.22      Brokerage

Other than Seller’s engagement of Cambrian Partners, LLC, Seller has not retained any broker or finder in connection with the transactions contemplated by this Agreement.  Any brokerage or finder's fee due to any broker or finder in violation of the foregoing representation shall be paid by Seller.

5.23      Absence of Questionable Payments

None of Seller, or to the Knowledge of Seller, any director, officer, agent, employee or other person acting on behalf of Seller has used any of the Business's funds for improper or unlawful contributions, payments, gifts or entertainment, or made any improper or unlawful expenditures relating to political activity to any government official or other person.  None of Seller or, or to the Knowledge of Seller, any director, officer, agent, employee or other person acting on behalf of Seller has accepted or received any improper or unlawful contributions, payments, gifts or expenditures in connection with the operation of the Business.

5.24      Customers and Suppliers

To the Knowledge of Seller, (a) no customer or supplier of Seller relating to the Business is involved in, threatened with or affected by, any Claim, Judgment or circumstances that may materially and adversely affect the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business, (b) there is no indication that any material customer or supplier of Seller relating to the Business intends to terminate or materially and adversely modify its relationship with Seller and (c) no customer or supplier of Seller relating to the Business has notified Seller of an intent to terminate or materially reduce its purchases from or sales to the Business if the Business is sold to Buyer.

5.25      Assets Complete

The Assets to be transferred to Buyer pursuant to this Agreement and the Transaction Documents include all the assets and rights used by Seller, and sufficient to permit Buyer to operate the Business in the same manner as heretofore and currently conducted by Seller.

5.26      Full Disclosure

No representation or warranty or other statement made by Seller in this Agreement or the Disclosure Memorandum contains any untrue statements or omits to state a material fact in relation to the Business necessary to make any of them, in light of the circumstances in which it was made, not misleading.

6.        Representations and Warranties of Buyer

To induce Seller to enter into this Agreement, Buyer represents and warrants to Seller (which representations and warranties shall survive the Closing as provided in Section 12) all as follows in this Section 6:

6.1       Organization, Good Standing, Power, etc.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer has all requisite power and authority to own or lease and operate its assets and to carry on its business as it is now conducted.

6.2       Transaction Documents

Buyer has full corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and perform its obligations hereunder and thereunder. The execution and delivery by Buyer of this Agreement and the Transaction Documents to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, and the Transaction Documents to which Buyer is a party, when executed and delivered by Buyer, will constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms except in each case has such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application effecting the rights and remedies of creditors and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

6.3       No Conflict

Neither the execution and delivery by Buyer of this Agreement or the Transaction Documents to which it is a party, the performance by Buyer of its obligations hereunder or thereunder, nor the consummation of the transactions contemplated hereby or thereby will (a) violate, conflict with or result in any breach of any provision of its certificate of incorporation or by-laws; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under any Contract or Judgment to which Buyer is party or by which it is bound; or (c) violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body.

6.4       Claims and Legal Proceedings

There is no action or proceeding pending or, to the knowledge of Buyer, threatened against it which, if adversely determined could reasonably be expected to restrict the ability of Buyer to consummate the transactions contemplated by this Agreement.  There is no order to which Buyer is subject which could reasonably be expected to adversely effect or restrict the ability of Buyer to consummate the transactions contemplated by this Agreement.

6.5       Brokerage

Buyer has not retained any broker or finder in connection with the transactions contemplated by this Agreement.  Any brokerage or finder's fee due to any broker or finder in violation of the foregoing representation shall be paid by Buyer.

6.6       Governmental Authorizations

The execution, delivery and performance of this Agreement and the other transaction documents by Buyer and the consummation of the transactions contemplated hereby and thereby will not require on the part of Buyer any Governmental Authorizations or any filing with notification to, any Governmental Body, including without limitation, the pre-merger notification requirements of the HSR Act, except for such permits as Seller has identified on Schedule 2.1.5.

6.7       Sufficient Funds

Buyer possess sufficient funds to consummate the transaction contemplated by this Agreement and affirm that it is not a condition to Closing that it obtain financing for or related to the transaction contemplated hereby.

6.8       Revenue Recognition Policies

Buyer’s revenue recognition policies are in accordance with GAAP.

7.        Certain Covenants

7.1       Access

Subject to the terms of the Confidentiality Agreement dated July 18, 2008 between Buyer and Seller, prior to the Closing Date, Seller shall give Buyer and its accounting, legal and other authorized representatives and advisors reasonable access, during normal business hours, to all books, records, employees, customers, suppliers, and Facilities relating to the Products, the Assets and the Business necessary for it to complete its confirmatory diligence investigation of the Business.

7.2       Assignment of Contracts

(a)       Subject to the terms and conditions of this Agreement, as of the Closing Date, Seller shall assign to Buyer all of the right, title and interest of Seller in and under all Contracts that constitute any of the Assets (other than Excluded Contracts), and Buyer shall assume the liabilities and obligations of Seller arising under such Contracts on and after the Closing Date; provided, however, that Buyer shall not succeed to or assume, and Seller shall be responsible for, any liability or obligation arising out of any or all of the following:  (i) any breach by Seller of any such Contract or any failure by Seller to discharge or perform any liability or obligation arising prior to the Closing Date under any such Contract; (ii) any Claim or portion thereof based on defective products, breach of product warranties or other product claims relating to products received and inspected or shipped by Seller prior to the Closing Date; (iii) any Claim resulting from any act or omission of Seller prior to the Closing Date; and (iv) any Claim relating to any Contract that is required under Section 5.11 to be listed in Schedule 5.11 to the Disclosure Memorandum but is not so listed.

(b)       If any Contract constituting any of the Assets is not assignable by Seller to Buyer without the consent of a third party, or will not continue in effect after the Closing and such assignment without the consent of a third party, then Seller shall use its commercially reasonable efforts to provide Buyer with such third-party consent prior to the Closing Date.  Buyer shall render such cooperation as is reasonably required to assist Seller in obtaining such third-party consent.

7.3       Conduct of Business Prior to Closing

Except for actions taken with the prior written consent of Buyer, from the date of this Agreement until the Closing Date, Seller shall conduct the Business in the ordinary course consistent with Seller's past practice, Seller shall not take or permit to exist any action or condition specified in Sections 5.6(a) and (b), and Seller shall:

(a)       Maintain the Business intact, market, promote, sell and distribute the Products consistently with past practice, and preserve the goodwill of the Business and present relationships with the customers and suppliers of the Business and others with whom the Business has business relations;

(b)       meet the contractual obligations of the Business and perform and pay its obligations as they mature in the ordinary course of business;

(c)       make payments and filings required to continue the Intellectual Property and continue to prosecute and maintain all pending applications therefor in all jurisdictions in which such applications are pending;

(d)       comply with all Judgments, all laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body and all Permits applicable to the conduct of the Business or the ownership or operation of the Assets or the Facilities, and maintain, and prosecute applications for, such Permits and pay all Taxes, assessments and other charges applicable thereto;

(e)       promptly advise Buyer in writing of any material adverse change in the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business;

(f)       not take any action, or omit to take any action, that would result in any of Seller's representations and warranties made herein being inaccurate at the time of such action or omission as if made at and as of such time; and

(h)       not solicit, approach or furnish information to any prospective buyer, or negotiate with any third party concerning the sale or transfer of the Assets, the Business or any part thereof, whether any of such actions are taken directly or indirectly, through a representative or otherwise.

7.4       Covenants to Satisfy Conditions

Each party shall proceed with all reasonable diligence and use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent to the other party's obligation to purchase or sell the Assets that are set forth in Section 8 or 9, as the case may be.

7.5       Employees

Buyer agrees to make offers of employment to Tim Kuhn and Bill Rowland (the "Transferred Employees").

7.6       Employee Benefit Matters

Buyer anticipates enrolling the Transferred Employees in substantially all of its benefits plans that it offers to similarly situated employees as of the Closing Date.  Buyer will cause its medical and dental plans to waive enrollment waiting periods for the Transferred Employees.

8.        Conditions Precedent to Obligations of Buyer

The obligation of Buyer to purchase the Assets at the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived by Buyer:

8.1       No Injunction or Litigation

As of the Closing Date, there shall not be any Claim or Judgment of any nature or type threatened, pending or made by or before any Governmental Body that questions or challenges the lawfulness of the transactions contemplated by this Agreement or the Transaction Documents under any law or regulation or seeks to delay, restrain or prevent such transactions.

8.2       Representations, Warranties and Covenants

(a)       The representations and warranties of Seller made in this Agreement, the Transaction Documents and any certificate furnished pursuant hereto or thereto shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except for those representations and warranties made as of a specific date, which representations and warranties shall remain true as of such date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to have a Material Adverse Effect on the Business;  (b)          Seller shall have materially performed and materially complied with the covenants and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date;

 (c)      Seller shall have delivered to Buyer a certificate dated the Closing Date to the foregoing effects, signed by a duly authorized executive officer of Seller.

8.3       No Adverse Changes

From the date of this Agreement to the Closing Date, there shall not have been any material adverse change in the Assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Business, and Seller shall have no knowledge of any such change which is threatened; and Seller shall have delivered to Buyer a certificate dated the Closing Date to the foregoing effects signed by a duly authorized executive officer of Seller.

8.4       Consents and Approvals

All consents, approvals or authorizations of, or declarations, filings or registrations with, all Governmental Bodies or other third parties that are identified on Schedule 5.4 shall have been obtained or made on terms satisfactory to Buyer and shall be in full force and effect.  Buyer shall have been granted all Permits of all Governmental Bodies substantially equivalent to those held by Seller with respect to the Business.

8.5      Delivery of Documents

Seller shall deliver the following documents, agreements and supporting papers to Buyer at the Closing, and the delivery of each shall be a condition to Buyer's performance of its obligations to be performed at the Closing:

(a)       an executed Bill of Sale;

(b)       a counterpart of the Assignment and Assumption Agreement executed by Seller;

(c)       executed counterparts of one or more Assignments of Trademarks in substantially the form of Exhibit 8.5(c) hereto covering each of the trademarks described in Schedule 2.1.4 to the Disclosure Memorandum, in due form for recordation with the appropriate Governmental Body;

(d)       executed counterparts of one or more Assignments of Patents in the form of Exhibit 8.5(d) covering each of the patents and patent applications described in Schedule 2.1.4 to the Disclosure Memorandum, in due form for recordation with the appropriate Governmental Body;

(e)       executed counterparts of one or more Assignments of Domain name in substantially the form of Exhibit 8.5(e) covering each of the domain names described in Schedule 2.1.4 to the Disclosure Memorandum, in due form for recordation with the appropriate regulatory body; and

9.        Conditions Precedent to Obligations of Seller

The obligation of Seller to sell the Assets to Buyer at the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any one or more of which may be waived by Seller:

9.1       No Injunction or Litigation

As of the Closing Date, there shall not be any Claim or Judgment of any nature or type threatened, pending or made by or before any Governmental Body that questions or challenges the lawfulness of the transactions contemplated by this Agreement or the Transaction Documents under any law or regulation or seeks to delay, restrain or prevent such transactions.

9.2       Representations, Warranties and Covenants

(a)       The representations and warranties of Buyer made in this Agreement or in the Transaction Documents or any certificate furnished pursuant hereto or thereto shall be true, complete and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except for those representations and warranties made as of a specific date, which representations and warranties shall remain true as of such date);

(b)       Buyer shall have materially performed and materially complied with the covenants and agreements required by this Agreement to be performed and complied with by it on or prior to the Closing Date; and

(c)       Buyer shall have delivered to Seller a certificate dated the Closing Date to the foregoing effects signed by a duly authorized executive officer of Buyer.

9.3       Transfer Documents

Buyer shall have executed and delivered to Seller the Assignment and Assumption Agreement relating to Contracts, substantially in the form of Exhibit 2.5(b) hereto.

9.4       Purchase Price

Buyer shall have delivered to Seller via wire transfer that portion of the Purchase Price due and payable at the Closing.

10.       Certain Post-Closing Covenants

10.1      Further Assurances

On and after the Closing Date, Seller shall from time to time at Buyer's request execute and deliver, or cause to be executed and delivered, such further instruments of conveyance, assignment and transfer or other documents, and perform such further acts and obtain such further consents, approvals and authorizations, as Buyer may reasonably require in order to fully effect the conveyance and transfer to Buyer of, or perfect Buyer's right, title and interest in, any of the Assets, to assist Buyer in obtaining possession of any of the Assets, or to otherwise comply with the provisions of this Agreement and consummate the transactions contemplated by this Agreement and the Transaction Documents.  In furtherance and not limitation of the foregoing, the parties acknowledge that the most if not all the foreign patent registrations will not be prepared, executed and delivered as of the Closing Date and Seller agrees that it will promptly cooperate to execute and deliver such transfer documentation when it is presented following the Closing Date.

10.2      Books and Records

Not later than 15 days after the Closing Date, Seller shall deliver to Buyer (a) all of the technical information and data and other intellectual property rights to be transferred hereunder (including all of the assets referenced in Section 2.1.4) which have been reduced to writing, (b) all of the original Contracts referenced in Section 2.1.6, (c) all of the books and records referenced in Section 2.1.8, and (d) all of Seller's information and materials referenced in Section 2.1.9.

10.3      Product Orders; Payment on Accounts

Seller shall promptly forward to Buyer all orders for Products, and other inquiries from customers or prospective customers in regard to the supply of Products, that are received by Seller on or after the Closing Date.  In the event Seller receives any money with respect to the Business's accounts receivable after the Closing, Seller shall give Buyer an accounting of all such monies received from customers and shall pay such monies to Buyer within five business days of receipt.  Upon request of Buyer, Seller will provide Buyer reasonable assistance and cooperation with respect to the collection of any receivables included in the Assets.

10.4      Use of Name

Following the Closing, Seller will not use the name "Duraswitch" in connection with, or for the purpose of, conducting any business operations, except where such use is required by applicable law.

10.5      Post-Closing Cooperation

On and after the Closing Date, each party shall provide the other party with such reasonable assistance (without charge) as may be requested by the other party in connection with (i) any Claim or audit of any kind or nature whatsoever, (ii) the preparation of any response, demand, inquiry, filing, disclosure or the like (including, but not limited to, any tax return or form), (iii) the assignment, transfer, application or other action required to put Buyer in possession of the Assets and permit Buyer's operation of the Business, in each case, relating to the Products, the Assets or the Business.  Such assistance shall include, but not be limited to, permitting the party requesting assistance to have reasonable access to the facilities, employees, books and records of the other party.  Buyer will use commercially reasonable efforts to cause the removal of any tangible Assets from the Facilities within fifteen (15) days following the Closing Date.

10.6      Warranty Obligations

After the Closing Date, Buyer will maintain the warranty policies and procedures used by Seller in the ordinary course of the Business with respect to all Products or services sold prior to the Closing Date.  Buyer will remedy and resolve all claims arising from manufacturing or design defects with respect to Products or services received and inspected or shipped or provided by the Business prior to the Closing Date.  Seller agrees to reimburse Buyer for costs reasonably incurred by it in the performance of its obligations under this Section.

11.       Taxes and Costs; Apportionments

11.1      Transfer Taxes

Seller and Buyer shall be responsible for the payment of an equal portion of all transfer, sales and use and documentary taxes, filing and recordation fees and similar charges relating to the sale or transfer of the Assets or the Business hereunder.  Buyer shall furnish Seller with any applicable certificates of Tax exemption.

11.2      Transaction Costs

Each party shall be responsible for its own costs and expenses incurred in connection with the preparation, negotiation and delivery of this Agreement and the Transaction Documents, including but not limited to attorneys' and accountants' fees and expenses.

11.3      Apportionments

Any and all personal property taxes, assessments, lease rentals and other charges applicable to the Assets will be pro-rated to the Closing Date, and such taxes and other charges shall be allocated between the parties by adjustment at the Closing, or as soon thereafter as the parties may agree.  All such taxes shall be allocated on the basis of the fiscal year of the tax jurisdiction in question.  Income and other revenue-based taxes will be allocated based on whether such income was recognized before or after the effectiveness of the Closing.

12.       Survival and Indemnification

12.1      Survival

All representations and warranties contained in this Agreement shall survive the Closing and remain in full force and effect (a) until thirty days following the expiration of applicable statutes of limitation, with respect to matters covered by Section 5.7 (Taxes) and (b) indefinitely with respect to matters covered by Section 5.1 (Organization, Good Standing), Section 5.2 (Corporate Authority) and Section 5.8 (Property), and (c) for a period of eighteen (18) months following the Closing Date with respect to all other representations and warranties of Seller and Buyer contained in this Agreement.  The covenants and agreements of Seller and Buyer contained in this Agreement or in the Transaction Documents shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

12.2      Indemnification by Seller

From and after the Closing Date, Seller shall indemnify and hold Buyer and its Affiliates harmless from and against, and shall promptly reimburse Buyer and its Affiliates for, any and all Losses arising out of or in connection with:

(a)       any inaccuracy in any representation or warranty, made by Seller in this Agreement or in the Transaction Documents or in any certificate delivered pursuant hereto or thereto;

(b)       any failure by Seller to perform or comply with any covenant or agreement in this Agreement or in the Transaction Documents;

(c)       any claim by any person or entity for brokerage or finder's fees or commissions; or similar payments based upon any agreement or understanding alleged to have been made by such person or entity directly or indirectly with Seller or any of its officers, directors or employees in connection with any of the transactions contemplated by this Agreement;

(d)       any failure to comply with any applicable bulk sales laws in connection with the transactions contemplated by this Agreement; or

(e)       any Claim related to any Excluded Liability or Excluded Asset.

12.3      Indemnification by Buyer

From and after the Closing Date, Buyer shall indemnify and hold harmless Seller and its Affiliates for, from, and against, and shall promptly reimburse Seller and its Affiliates for, any and all Losses arising out of or in connection with:

(a)       any inaccuracy in any representation or warranty made by Buyer in this Agreement or in the Transaction Documents or in any certificate delivered pursuant hereto or thereto;

(b)       any failure by Buyer to perform or comply with any covenant or agreement in this Agreement or the Transaction Documents;

(c)       any Claim by any person or entity for brokerage or finders’ fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such person or entity directly or indirectly with Buyer or any of its officers, directors, or employees in connection with any of the transactions contemplated by the Agreement or the Transaction Documents; or

(d)       the conduct of the Business, the ownership or operation of the Assets or the sale of the Products after the Closing Date.

12.4      Threshold and Time Limitations

Neither party nor any of its Affiliates shall be entitled to receive any indemnification payment with respect to Claims for indemnification made under Section 12.2(a) or 12.3(a), as the case may be (the "Misrepresentation Claims"), until the aggregate Losses that such party and its Affiliates would be otherwise entitled to receive as indemnification with respect to the Misrepresentation Claims exceed Twenty Five Thousand Dollars ($25,000) (the "Threshold"), after which such party may assert claims for all Losses exceeding the Threshold, and (b) the aggregate liability of any party for all Claims for indemnification under this Section 12, other than with respect to 12.2(e) (Excluded Liabilities and Excluded Assets) shall not exceed the Purchase Price paid by Buyer to Seller.  Furthermore, neither party or its Affiliates shall be entitled to assert any right of indemnification with respect to any Misrepresentation Claim of which neither such party or its Affiliates have given written notice to the other party on or prior to the end of the survival period set forth in Section 12.1 above, except that if such party or its Affiliates have given written notice of any Misrepresentation Claim to the other party on or prior to the end of such survival period, then they shall continue to have the right to be indemnified with respect to such pending Misrepresentation Claim, notwithstanding the expiration of such survival period.

12.5      Third-Party and Direct Claims Procedures

(a)       Any party hereto or any of its Affiliates seeking indemnification hereunder (in this context, the "indemnified party") shall notify the other party (in this context, the "indemnifying party") in writing reasonably promptly after the assertion against the indemnified party of any Claim by a third party (a "Third-Party Claim") in respect of which the indemnified party intends to base a Claim for indemnification hereunder, but the failure or delay so to notify the indemnifying party shall not relieve it of any obligation or liability that it may have to the indemnified party except to the extent that the indemnifying party demonstrates that its ability to defend or resolve such Third Party Claim is adversely affected thereby.

(b)       (i)       Subject to the provisions of Sections 12.5(d) and 12.5(g) below, the indemnifying party shall have the right, upon written notice given to the indemnified party within 30 days after receipt of the notice from the indemnified party of any Third Party Claim, to assume the defense or handling of such Third Party Claim, at the indemnifying party's sole expense, in which case the provisions of Section 12.5(b)(ii) below shall govern.  (ii) The indemnifying party shall select counsel reasonably acceptable to the indemnified party in connection with conducting the defense or handling of such Third Party Claim, and the indemnifying party shall defend or handle the same in consultation with the indemnified party, and shall keep the indemnified party timely apprised of the status of such Third Party Claim, and shall not, without the prior written consent of the indemnified party, directly or indirectly assume any position or take any action that would impose any obligation of any kind on or restrict the actions of the indemnified party.  After the assumption of the defense of such Third-Party Claim, an indemnifying party shall not be liable to the indemnified party under this Agreement for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the indemnified party in connection with the defense of such Third-Party Claim.  The indemnifying party shall not, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld), agree to a settlement of any Third Party Claim that could directly or indirectly lead to liability or create any financial or other obligation on the part of the indemnified party for which the indemnified party is not entitled to indemnification hereunder.  The indemnified party shall cooperate with the indemnifying party and shall be entitled to participate in the defense or handling of such Third Party Claim with its own counsel and at its own expense.  Notwithstanding the foregoing, in the event the indemnifying party fails to conduct the defense or handling of any Third Party Claim in good faith after having assumed such defense or handling, then the provisions of Section 12.5(c)(ii) below shall govern.

(c)       (i)       If the indemnifying party does not give written notice to the indemnified party, within 30 days after receipt of the notice from the indemnified party of any Third Party Claim, of the indemnifying party's election to assume the defense or handling of such Third Party Claim, the provisions of Section 12.5(c)(ii) below shall govern.  (ii)  The indemnified party may, at the indemnifying party's expense, select counsel in connection with conducting the defense or handling of such Third Party Claim and defend or handle such Third Party Claim in such manner as it may deem appropriate, provided, however, that the indemnified party shall keep the indemnifying party timely apprised of the status of such Third Party Claim and shall not settle such Third Party Claim without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.  If the indemnified party defends or handles such Third Party Claim, the indemnifying party shall cooperate with the indemnified party and shall be entitled to participate in the defense or handling of such Third Party Claim with its own counsel and at its own expense.

(d)       With respect to Claims arising under Section 12.2 or 12.3 that do not involve a Third Party Claim, the indemnified party shall promptly give notice to the indemnifying party of the nature and amount of the Losses, including reasonable detail about the basis for such Claim.  Within thirty (30) days of receipt of the notice of Claim, the indemnifying party will pay the amount of such Losses to the indemnified party, unless it has earlier delivered a notice of objection with respect to such Claim detailing the aspects of the direct Claim that are in dispute.  Any disputes with respect to direct indemnification Claims that cannot be resolved by the Parties through negotiation or mediation will be resolved in accordance with the provisions of Section 14.11.

(e)       If any Party fails to deliver a payment to the other under any of the provisions of Section 12 within fifteen (15) days after the final determination or adjudication of the amount of such Loss, the amount due will bear interest from its due date to the date it is paid at a rate per annum equal to the rate published by the Wall Street Journal as the prime rate in effect on the date such payment is due.

12.6      Proportional Liability for Losses

In the event any Losses referred to in this Section 12 are attributable to or arise out of or in connection with the conduct of the Business in part both before and after the Closing Date, each party shall indemnify the other party and its Affiliates against such Losses in proportion to the extent to which the Losses resulted from such pre-Closing or post-Closing activities.

12.7      Election of Remedies

In the event that any party or any of its Affiliates alleges that it is entitled to indemnification hereunder, and that its Claim is covered under more than one provision of this Section 12, such party or Affiliate shall be entitled to elect the provision or provisions under which it may bring a claim for indemnification.

12.8      Specific Performance

The parties to this Agreement acknowledge that it may be impossible to measure in money the damages that a party would incur if any covenant or agreement contained in this Agreement were not performed in accordance with its terms and agree that each of the parties hereto shall be entitled to obtain an injunction to require specific performance of, and prevent any violation of the terms of, this Agreement, in addition to any other remedy available hereunder.  In any such action specifically to enforce any provision of this Agreement, each party hereby waives any claim or defense therein that an adequate remedy at law or in damages exists.

12.9      No Rights of Setoff

Notwithstanding anything to the contrary elsewhere in this Agreement, if Buyer is entitled to receive payment with respect to Losses and such payment has not yet been received, Buyer is permitted to set off against the Supplemental Purchase Price payment on amount equal to such Losses (and any interest thereon).  If there are Claims pending that have not yet been resolved, Buyer shall be entitled to retain and not deliver that portion of the Supplemental Purchase Price equal to the amount of such pending Claims until the final resolution of such Claims at which time it will either set off the amount of the Losses against the remaining Supplemental Purchase Price or deliver the balance of the Supplemental Purchase Price to Seller.  Any setoff accomplished pursuant to the terms of this Section 12.9 will serve to reduce the Purchase Price.

12.10     Exclusive Remedies

Except with respect to claims based on fraud, the indemnification and specific performance remedies set forth under this Section 12 shall constitute the sole and exclusive remedies of the parties with respect to any matters arising under or relating to this Agreement.

13.       Termination

13.1      Termination

This Agreement may be terminated before the Closing:

(a)       by Seller, by giving written notice to Buyer at any time, if any of the conditions set forth in Section 9 is not satisfied at the time at which the Closing would otherwise occur, or if the satisfaction of any such condition is or becomes impossible;

(b)       by Buyer, by giving written notice to Seller at any time, if any of the conditions set forth in Section 8 is not satisfied at the time at which the Closing would otherwise occur, or if the satisfaction of any such condition is or becomes impossible;

(c)       by Seller, by giving written notice to Buyer at any time, if Buyer has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement;

(d)       by Buyer, by giving written notice to Seller at any time, if Seller has breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement; and

(e)       by mutual written agreement of Seller and Buyer.

13.2      Effect of Termination

In the event of the termination of this Agreement pursuant to Section 13.1 above, (a) each party shall return or destroy all documents containing confidential information of the other party (and, upon request, certify as to the destruction thereof), and (b) no party hereto shall have any liability or further obligation to the other party hereunder, except for obligations of confidentiality and non-use with respect to the other party's confidential information, which shall survive the termination of this Agreement.

14.       Miscellaneous

14.1      Confidentiality Obligations of Seller Following the Closing

From and after the Closing, Seller shall keep confidential and not use or disclose to any party any confidential information relating to the Assets or the Business.  The confidentiality and non-use obligations set forth in this Section 14.1 shall not apply to any information which is available to the public through no breach of this Agreement by Seller, or is disclosed to Seller by third parties who are not under any duty of confidentiality with respect thereto, or is required to be disclosed by Seller under applicable law or in connection with pending litigation or investigation; provided, however, that in the event Seller becomes required in connection with pending litigation or investigation to disclose any of the confidential information relating to the Assets or the Business, then Seller shall provide Buyer with reasonable notice so that Buyer may seek a court order protecting against or limiting such disclosure or any other appropriate remedy; and in the event such protective order or other remedy is not sought, or is sought but not obtained, Seller shall furnish only that portion of the information that is required and shall endeavor, at Buyer's expense, to obtain a protective order or other assurance that the portion of the information furnished by Seller will be accorded confidential treatment.

14.2      Public Announcements

Each party agrees not to make any public announcement in regard to the transactions contemplated by this Agreement and the Transaction Documents without the other party's prior consent, except as may be required by applicable law, in which case the parties shall use commercially reasonable efforts to coordinate with each other with respect to the timing, form and content of such required disclosures.

14.3      Severability

If any court determines that any part or provision of this Agreement is invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and shall be given full force and effect and remain binding upon the parties.  Furthermore the court shall have the power to replace the invalid or unenforceable part or provision with a provision that accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner.  Such replacement shall apply only with respect to the particular jurisdiction in which the adjudication is made.

14.4      Modification and Waiver

This Agreement may not be amended or modified in any manner, except by an instrument in writing signed by each of the parties hereto.  The failure of any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, or in any way affect the right of such party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be deemed to be a waiver of any other or subsequent breach.

14.5      Notices

All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be sent by facsimile transmission, or mailed postage prepaid by first-class certified or registered mail, or mailed by a nationally recognized express courier service, or hand-delivered, addressed as follows:

if to Buyer:	Memtron Technologies Co.
530 N. Franklin
Frankenmuth, MI 48743
Fax: (989) 652-2659
Attention: Mark Maxson

with a copy to:	Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Attention: Troy Hickman

if to Seller:	InPlay Technologies Inc.
13845 N. Northsight Blvd.
Scottsdale, AZ 85260
Fax: (480) 586-3326
Attention: Steven P. Hanson

with a copy to:	Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, AZ 8016
Fax: (602) 445-8632
Attention: Scott K. Weiss

Either party may change the persons or addresses to which any notices or other communications to it should be addressed by notifying the other party as provided above.  Any notice or other communication, if addressed and sent, mailed or delivered as provided above, shall be deemed given or received three days after the date of mailing as indicated on the certified or registered mail receipt, or on the next business day if mailed by express courier service, or on the date of delivery or transmission if hand-delivered or sent by facsimile transmission.

14.6      Assignment

Neither Seller nor Buyer may assign any of its rights or obligations hereunder without the prior written consent of the other parties.  Notwithstanding the foregoing, Buyer may assign its rights and obligations under this Agreement to any Affiliate of Buyer, provided that such Affiliate agrees to assume and discharge all obligations, covenants and agreements of Buyer.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

14.7      Captions

The captions and headings used in this Agreement have been inserted for convenience of reference only and shall not be considered part of this Agreement or be used in the interpretation thereof.

14.8      Entire Agreement

This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, representations and statements, whether oral, written, implied or expressed, relating to such subject matter.

14.9      No Third-Party Rights

Nothing in this Agreement is intended, nor shall be construed, to confer upon any person or entity other than Buyer and Seller (and only to the extent expressly provided herein, their respective Affiliates) any right or remedy under or by reason of this Agreement.

14.10     Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one agreement.

14.11     Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware as though made and to be fully performed in that State, notwithstanding any Delaware or other conflict of law provisions to the contrary.  The parties hereto agree to submit to the exclusive jurisdiction of the state and federal courts located in King County, Washington for the resolution of any dispute with respect to this Agreement.

14.12     Bulk Sales

Buyer waives compliance with bulk sales laws, if any, applicable to the transactions contemplated by this Agreement and the Transaction Documents.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective representatives hereunto authorized as of the day and year first above written.

INPLAY TECHNOLOGIES, INC.

By /s/ Steven P. Hanson
Title Chairman and CEO

MEMTRON TECHNOLOGIES CO.
By: /s/ Robert D. George
Robert D. George, Vice President, Secretary and Treasurer